GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2008 NOV 12 P 12:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of September 30, 2008 and 2007 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

PROCESSED
NOV 14 2008
THOMSON REUTERS

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

[redacted]

08005820

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2008 NOV 12 P 12:55

BALANCE SHEETS

TO SEPTEMBER 30 OF 2008 AND 2007 **CONSOLIDATED**

(Mexican Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**91,476,868**	**100**	**91,797,152**	**100**
s02	**CURRENT ASSETS**	**49,193,204**	**54**	**46,720,802**	**51**
s03	CASH AND SHORT-TERM INVESTMENTS	6,940,751	8	6,784,766	7
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	20,411,973	22	16,454,031	18
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,133,858	3	1,630,026	2
s06	INVENTORIES	17,316,446	19	15,710,396	17
s07	OTHER CURRENT ASSETS	1,390,176	2	6,141,583	7
s08	**LONG-TERM**	**4,978,497**	**5**	**4,374,302**	**5**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	112	0	47,054	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,055,400	4	3,513,591	4
s11	OTHER INVESTMENTS	922,985	1	813,657	1
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**36,417,120**	**40**	**33,895,863**	**37**
s13	LAND AND BUILDINGS	33,248,913	36	30,998,415	34
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	27,237,107	30	26,592,915	29
s15	OTHER EQUIPMENT	6,317,217	7	5,993,374	7
s16	ACCUMULATED DEPRECIATION	33,821,695	37	32,560,245	35
s17	CONSTRUCTION IN PROGRESS	3,435,578	4	2,871,404	3
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**218,839**	**0**	**242,573**	**0**
s19	**OTHER ASSETS**	**669,208**	**1**	**6,563,612**	**7**
s20	**TOTAL LIABILITIES**	**39,824,682**	**100**	**38,595,159**	**100**
s21	**CURRENT LIABILITIES**	**24,175,074**	**61**	**20,702,697**	**54**
s22	SUPPLIERS	6,102,566	15	5,248,423	14
s23	BANK LOANS	10,310,098	26	3,797,621	10
s24	STOCK MARKET LOANS	1,000,000	3	1,075,404	3
s103	OTHER LOANS WITH COST	11,372	0	11,579	0
s25	TAXES PAYABLE	179,042	0	144,197	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	6,571,996	17	10,425,473	27
s27	**LONG-TERM LIABILITIES**	**8,467,099**	**21**	**9,674,900**	**25**
s28	BANK LOANS	8,466,979	21	8,661,000	22
s29	STOCK MARKET LOANS	0	0	1,013,900	3
s30	OTHER LOANS WITH COST	120	0	0	0
s31	**DEFERRED LIABILITIES**	**-258**	**0**	**4,736**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**7,182,767**	**18**	**8,212,826**	**21**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**51,652,186**	**100**	**53,201,993**	**100**
s34	**MINORITY INTEREST**	**8,240,877**	**16**	**8,182,270**	**15**
s35	**MAJORITY INTEREST**	**43,411,309**	**84**	**45,019,723**	**85**
s36	**CONTRIBUTED CAPITAL**	**8,782,555**	**17**	**8,786,458**	**17**
s79	CAPITAL STOCK	6,606,995	13	6,610,856	12
s39	PREMIUM ON ISSUANCE OF SHARES	2,175,560	4	2,175,602	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**34,628,754**	**67**	**36,233,265**	**68**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	34,411,510	67	78,979,544	148
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	217,244	0	-42,746,279	-80
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 03 YEAR: 2008

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**6,940,751**	**100**	**6,784,766**	**100**
s46	CASH	1,344,847	19	1,021,555	15
s47	SHORT-TERM INVESTMENTS	5,595,904	81	5,763,211	85
s07	**OTHER CURRENT ASSETS**	**1,390,176**	**100**	**6,141,583**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	1,090,427	78	291,446	5
s82	DISCONTINUED OPERATIONS	0	0	5,376,178	88
s83	OTHER	299,749	22	473,959	8
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**218,839**	**100**	**242,573**	**100**
s48	DEFERRED EXPENSES (NET)	216,777	99	228,004	94
s49	GOODWILL	0	0	0	0
s51	OTHER	2,062	1	14,569	6
s19	**OTHER ASSETS**	**669,208**	**100**	**6,563,612**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	4,585	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	517,926	77	423,663	6
s86	DISCONTINUED OPERATIONS	0	0	6,048,544	92
s87	OTHER	151,282	23	86,820	1
s21	**CURRENT LIABILITIES**	**24,175,074**	**100**	**20,702,697**	**100**
s52	FOREIGN CURRENCY LIABILITIES	2,723,154	11	3,376,254	16
s53	MEXICAN PESOS LIABILITIES	21,451,920	89	17,326,443	84
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**6,571,996**	**100**	**10,425,473**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	461,672	7	402,018	4
s89	INTEREST LIABILITIES	66,656	1	45,684	0
s68	PROVISIONS	3,109,667	47	2,615,245	25
s90	DISCONTINUED OPERATIONS	0	0	4,037,737	39
s58	OTHER CURRENT LIABILITIES	2,934,001	45	3,324,789	32
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**8,467,099**	**100**	**9,674,900**	**100**
s59	FOREIGN CURRENCY LIABILITIES	8,037,950	95	8,250,213	85
s60	MEXICAN PESOS LIABILITIES	429,149	5	1,424,687	15
s31	**DEFERRED LIABILITIES**	**-258**	**100**	**4,736**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	-258	100	4,736	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**7,182,767**	**100**	**8,212,826**	**100**
s66	DEFERRED TAXES	6,986,140	97	6,811,546	83
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	1,252,903	15
s69	OTHER LIABILITIES	196,627	3	148,377	2
s79	**CAPITAL STOCK**	**6,606,995**	**100**	**6,610,856**	**100**
s37	CAPITAL STOCK (NOMINAL)	896,723	14	900,439	14
s38	RESTATEMENT OF CAPITAL STOCK	5,710,272	86	5,710,417	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**34,411,510**	**100**	**78,979,544**	**100**
s93	LEGAL RESERVE	381,635	1	381,635	0
s43	RESERVE FOR REPURCHASE OF SHARES	2,863,507	8	3,312,865	4
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	26,874,063	78	69,010,937	87
s45	NET INCOME FOR THE YEAR	4,292,305	12	6,274,107	8
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**217,244**	**100**	**-42,746,279**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	275,250	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	-36,134,210	85
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	439,044	202	12,550	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-221,800	-102	-6,662	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	-6,978,128	16
s100	OTHER	0	0	84,921	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** . QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	25,018,130	26,018,105
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	904	1,015
s75	EMPLOYEES (*)	55,581	54,312
s76	WORKERS (*)	21,821	23,384
s77	OUTSTANDING SHARES (*)	2,326,485,500	2,336,125,900
s78	REPURCHASED SHARES (*)	418,514,500	408,874,100
s101	RESTRICTED CASH	793,731	793,303
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**55,069,112**	**100**	**53,826,025**	**100**
r02	COST OF SALES	41,035,856	75	38,243,591	71
r03	**GROSS PROFIT**	**14,033,256**	**25**	**15,582,434**	**29**
r04	GENERAL EXPENSES	8,841,144	16	8,158,165	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**5,192,112**	**9**	**7,424,269**	**14**
r08	OTHER INCOME AND (EXPENSE), NET	933,161	2	-57,024	0
r06	COMPREHENSIVE FINANCING RESULT	-785,437	-1	-526,263	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	850,268	2	843,076	2
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**6,190,104**	**11**	**7,684,058**	**14**
r10	INCOME TAXES	1,212,891	2	1,839,627	3
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**4,977,213**	**9**	**5,844,431**	**11**
r14	DISCONTINUED OPERATIONS	-124,285	0	1,432,567	3
r18	**NET CONSOLIDATED INCOME**	**4,852,928**	**9**	**7,276,998**	**14**
r19	NET INCOME OF MINORITY INTEREST	560,623	1	1,002,891	2
r20	**NET INCOME OF MAJORITY INTEREST**	**4,292,305**	**8**	**6,274,107**	**12**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**55,069,112**	**100**	**53,826,025**	**100**
r21	DOMESTIC	44,356,873	81	44,855,372	83
r22	FOREIGN	10,712,239	19	8,970,653	17
r23	TRANSLATED INTO DOLLARS (***)	1,018,087	2	793,743	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**933,161**	**100**	**-57,024**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	1,167,180	125	274,134	-481
r34	EMPLOYEES PROFIT SHARING EXPENSES	219,767	24	337,275	-591
r35	DEFERRED EMPLOYEES PROFIT SHARING	14,252	2	-6,117	11
r06	**COMPREHENSIVE FINANCING RESULT**	**-785,437**	**100**	**-526,263**	**100**
r24	INTEREST EXPENSE	2,538,972	-323	2,481,034	-471
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	860	0	160	0
r26	INTEREST INCOME	2,335,136	-297	1,776,465	-338
r46	OTHER FINANCIAL PRODUCTS	3,525	0	2,555	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-586,840	75	134,878	-26
r28	RESULT FROM MONETARY POSITION	2,574	0	41,033	-8
r10	**INCOME TAXES**	**1,212,891**	**100**	**1,839,627**	**100**
r32	INCOME TAX	1,601,491	132	1,891,692	103
r33	DEFERRED INCOME TAX	-388,600	-32	-52,065	-3

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	55,069,113	53,826,025
r37	TAX RESULT FOR THE YEAR	4,946,880	6,519,245
r38	NET SALES (**)	76,216,171	74,299,217
r39	OPERATING INCOME (**)	7,171,012	10,212,525
r40	NET INCOME OF MAJORITY INTEREST (**)	17,477,841	8,162,891
r41	NET CONSOLIDATED INCOME (**)	18,387,338	9,589,969
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,618,417	1,577,447

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY1 TO SEPTEMBER 30 OF 2008

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**18,009,517**	**100**	**18,845,529**	**100**
rt02	COST OF SALES	13,768,663	76	13,378,997	71
rt03	**GROSS PROFIT**	**4,240,854**	**24**	**5,466,532**	**29**
rt04	GENERAL EXPENSES	2,919,063	16	2,829,783	15
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,321,791**	**7**	**2,636,749**	**14**
rt08	OTHER INCOME AND (EXPENSE), NET	39,548	0	-14,516	0
rt06	COMPREHENSIVE FINANCING RESULT	323,035	2	-139,038	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	285,447	2	355,523	2
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**1,969,821**	**11**	**2,838,718**	**15**
rt10	INCOME TAXES	309,732	2	605,882	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,660,089**	**9**	**2,232,836**	**12**
rt14	DISCONTINUED OPERATIONS	-657	0	549,996	3
rt18	**NET CONSOLIDATED INCOME**	**1,659,432**	**9**	**2,782,832**	**15**
rt19	NET INCOME OF MINORITY INTEREST	208,695	1	338,336	2
rt20	**NET INCOME OF MAJORITY INTEREST**	**1,450,737**	**8**	**2,444,496**	**13**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO**

QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**18,009,517**	**100**	**18,845,529**	**100**
rt21	DOMESTIC	14,299,487	79	15,583,731	83
rt22	FOREIGN	3,710,030	21	3,261,798	17
rt23	TRANSLATED INTO DOLLARS (***)	358,358	2	288,842	2
rt08	**OTHER INCOME AND (EXPENSE), NET**	**39,548**	**100**	**-14,516**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	116,230	294	94,333	-650
rt34	EMPLOYEES PROFIT SHARING EXPENSES	61,201	155	111,635	-769
rt35	DEFERRED EMPLOYEES PROFIT SHARING	15,481	39	-2,786	19
rt06	**COMPREHENSIVE FINANCING RESULT**	**323,035**	**100**	**-139,038**	**100**
rt24	INTEREST EXPENSE	818,722	253	486,760	-350
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	217	0	129	0
rt26	INTEREST INCOME	606,278	188	270,196	-194
rt46	OTHER FINANCIAL PRODUCTS	1,323	0	756	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	531,799	165	98,719	-71
rt28	RESULT FROM MONETARY POSITION	2,574	1	-21,820	16
rt10	**INCOME TAXES**	**309,732**	**100**	**605,882**	**100**
rt32	INCOME TAX	806,049	260	551,231	91
rt33	DEFERRED INCOME TAX	-496,317	-160	54,651	9

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	554,405	539,889

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**7,276,998**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	440,447
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**7,717,445**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-4,599,703
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**3,117,742**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-2,701,555
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-1,954,067
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-4,655,622**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-377,323**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-1,915,203
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	8,699,969
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**6,784,766**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**440,447**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	1,577,447
c41	+ (-) OTHER ITEMS	0	-1,137,000
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-4,599,703**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-645,007
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-415,514
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-1,191,705
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-681,214
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	-1,666,263
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-2,701,555**
c23	+ BANK FINANCING	0	-3,035,328
c24	+ STOCK MARKET FINANCING	0	-1,075,453
c25	+ DIVIDEND RECEIVED	0	1,493,249
c26	+ OTHER FINANCING	0	-84,023
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-1,954,067**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-1,003
c31	(-) DIVIDENDS PAID	0	-1,852,170
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	-100,894
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-377,323**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	745,780
c35	*(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT*	*0*	*-1,209,629*
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-1,546,743
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	53,840
c39	+ (-) OTHER ITEMS	0	1,579,429

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	6,190,104	0
e02	+ (-)ITEMS NOT REQUIRING CASH	-113,186	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	-1,563,001	0
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	2,497,463	0
e05	**CASH FLOW BEFORE INCOME TAX**	7,011,380	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-10,752,893	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	-3,741,513	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-1,129,062	0
e09	**FINANCING ACTIVITIES**	-4,870,575	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-11,366,200	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-16,236,775	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	-13,090	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	23,190,616	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	6,940,751	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	-113,186	0
e15	+ESTIMATES FOR THE PERIOD	203,936	0
e16	+PROVISIONS FOR THE PERIOD	-321,335	0
e17	+ (-)OTHER UNREALIZED ITEMS	4,213	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	-1,563,001	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	1,618,417	0
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-7,073	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-850,268	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-1,036,785	0
e24	(-)+ OTHER ITEMS	-1,287,292	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	2,497,463	0
e25	+ACCRUED INTEREST	1,701,669	0
e26	+ (-) OTHER ITEMS	795,794	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-10,752,893	0
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-3,369,405	0
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-1,231,824	0
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	490,264	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-1,693,991	0
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-131,174	0
e32	+ (-) INCOME TAXES PAID OR RETURNED	-4,816,763	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-1,129,062	0
e33	-PERMANENT INVESTMENT IN SHARES	-6,081	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	411,740	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-3,573,008	0
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	224,398	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	677,741	0
e42	+INTEREST RECEIVED	1,036,785	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	99,363	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-11,366,200	0
e45	+BANK FINANCING	9,433,949	0
e46	+STOCK MARKET FINANCING	-1,060,661	0
e47	+OTHER FINANCING	-33,181	0
e48	(-)BANK FINANCING AMORTIZATION	0	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	-1,048	0
e52	(-)DIVIDENDS PAID	-17,917,953	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-1,675,854	0
e56	-REPURCHASE OF SHARES	-111,452	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		AMOUNT		AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 7.51		$ 3.49	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 7.72		$ 3.25	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.18		$ 0.85	
d08	CARRYNG VALUE PER SHARE	$ 18.66		$ 19.27	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 7.60		$ 0.51	
d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	2.20	times	2.21	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	5.47	times	12.19	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **03** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	8.81	%	13.52	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	35.60	%	18.03	%
p03	NET INCOME TO TOTAL ASSETS (**)	20.10	%	10.45	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	90.86	%	14.96	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.05	%	0.56	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.83	times	0.81	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	2.09	times	2.19	times
p08	INVENTORIES TURNOVER (**)	3.29	times	3.33	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	87	days	72	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.18	%	23.75	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.54	%	42.04	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.77	times	0.73	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	27.02	%	30.12	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	23.25	%	28.54	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	2.04	times	2.99	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.91	times	1.93	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.03	times	2.26	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.32	times	1.50	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.24	times	1.21	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	28.71	%	32.77	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.00000	19	2,326,485,500	0	2,326,485,500	0	896,723	0
TOTAL			2,326,485,500	0	2,326,485,500	0	896,723	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 2,326,485,500

NOTES

END